UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

________________________

LIFE PARTNERS POSITION HOLDER TRUST

LIFE PARTNERS IRA HOLDER PARTNERSHIP, LLC

(Name of Subject Company (Issuer))

CFunds Life Settlement, LLC

(Offeror)

________________________

Contrarian Funds, L.L.C.

(Parent of Offeror)

Contrarian Capital Management, L.L.C.

(Manager of Parent)

(Names of Filing Persons (identifying status as offeror, issuer, or other person)

Position Holder Trust Interests

IRA Partnership Interests

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Jennifer Diagonale

Contrarian Capital Management, L.L.C.

411 West Putnam Ave., Suite 425

Greenwich, Connecticut 06830

(203) 862-8200

(Name, Address, and Telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Elizabeth Gonzalez-Sussman and Kenneth Schlesinger

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

________________________

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$24,999,999.92	$2,727.50
*	For the purpose of calculating the filing fee pursuant to Rule 0-11(d) only, based on the purchase of 71,635,237 issued and outstanding interests of Life Partners Position Holder Trust and 106,936,191 issued and outstanding interests of Life Partners IRA Holder Partnership, LLC at the maximum tender offer price of $0.14 per Interest.
**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021, effective October 1, 2020. Such fee equals .0001091 of the transaction value.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $2,727.50	Filing Party: CFunds Life Settlement, LLC
Form or Registration No.: Schedule TO-T	Date Filed: October 28, 2020
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13E-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, including this Amendment, this “Schedule TO”) filed by CFunds Life Settlement, LLC, a Delaware limited liability company (the “Offeror”). This Schedule TO relates to the tender offers by Offeror to purchase up to 71,635,237 of the outstanding position holder trust interests (the “Trust Interests”) of Life Partners Position Holder Trust, a trust organized under the laws of the State of Texas (the “Trust”), and up to 106,936,191 of the outstanding IRA partnership interests (the “Partnership Interests,” and, together with the Trust Interests, the “Interests”) of Life Partners IRA Holder Partnership, LLC, a Texas limited liability company (the “Partnership”), at a price per Trust Interest or Partnership Interest, as applicable, of $0.14, net to the seller in cash, without interest thereon, less any applicable withholding taxes and less the amount of any dividends, distributions and other remittances paid by the Trust or the Partnership, as applicable, based upon a record date after the commencement of the Offer until the date and time the Trust Interests and the Partnership Interests are accepted for payment. The tender offers are subject to the conditions set forth in the Offers to Purchase, dated October 28, 2020, and in the related Assignment Forms, which together, as they may be amended or supplemented from time to time, constitute and are referred to as the “Offer.”

Contrarian Funds, L.L.C., a Delaware limited liability company (“Parent”), indirectly owns all issued and outstanding equity interests in Offeror. Contrarian Capital Management, L.L.C., a Delaware limited liability company, is the manager of Parent.

Item 11 of this Schedule TO is hereby amended and supplemented by adding the following paragraph hereto:

The Offer expired at 5:00 p.m., New York City time, on Monday, December 14, 2020, and the Offer was not extended. Pursuant to the Offer, the Offeror has accepted for payment 41,725,735 Trust Interests and 46,421,275 Partnership Interests validly tendered and not validly withdrawn. As previously disclosed in the Offer, the transfer of all Interests will be effected on December 31, 2020.

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2020	CFUNDS LIFE SETTLEMENT, LLC

	By:	Contrarian Funds, L.L.C., as Parent to the Offeror

	By:	/s/ Jon R. Bauer
		Name:	Jon R. Bauer
		Title:	Authorized Signatory

CONTRARIAN FUNDS, L.L.C.

By:	Contrarian Capital Management, L.L.C., as manager

By:	/s/ Jon R. Bauer
	Name:	Jon R. Bauer
	Title:	Managing Member

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Jon R. Bauer
	Name:	Jon R. Bauer
	Title:	Managing Member